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United States Securities and Exchange Commission
Washington, D.C. 20549

Form 8-K

Current Report Pursuant to Section 13 or 15(d) of
The Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported): July 17, 2003

FIRST INDIANA CORPORATION

(Exact name of registrant as specified in its charter)

Indiana	35-1692825
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification Number)

135 North Pennsylvania Street, Indianapolis, IN	46204
(Address of principal executive office)	(Zip Code)

(317) 269-1200

(Registrant's telephone number, including area code)

Not applicable
(Former name or former address, if changed since last report)

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Item 7. Financial Statements and Exhibits

Exhibit

99   Transcript from July 17, 2003 conference call

Item 9. Regulation FD Disclosure

This information furnished under "Item 9. Regulation FD Disclosure" is intended to be furnished under "Item 12. Results of Operations and Financial Condition" in accordance with SEC Release No. 33-8216.

On July 17, 2003, First Indiana Corporation (First Indiana) held a conference call regarding earnings for the three and six months ended June 30, 2003. A copy of the transcript is attached as Exhibit 99.

The information in this Form 8-K and the attached Exhibit shall not be deemed filed for purposes of Section 18 of the Securities Act of 1934, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, except as shall be expressly set forth by specific reference in such filing.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

First Indiana Corporation

Date: July 21, 2003   By: /s/ William J. Brunner
                                      William J. Brunner
                                      Chief Financial Officer